Filed by General Electric Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934

Subject Company: Amersham plc

Commission File No.: 1-14710

Transcript of a joint presentation made by Amersham plc and General Electric Company in London on October 10, 2003 at 11:00 GMT. The following transcript contains forward looking statements as discussed more fully below.

JEFF IMMELT: Good morning. I am Jeff Immelt, the chairman and CEO of GE, and this is Bill Castell from Amersham. What I thought I would do is just talk about the rationale for the deal, and Bill will as well, and then we will be happy to answer any of your questions. Just to begin by recapping the deal itself, it is £8 payable in GE stock. It is roughly £5.7 billion in total, a 45 per cent premium to the 5.52 price, which is where Amersham was, I believe, on Tuesday or Wednesday.

It has been recommended by the Amersham board. There is a collar in place, which is fairly typical in stock transactions, that really protects both shareholders, but protects against a 21 per cent downside movement of GE stock. It gives the Amersham shareholders a potential upside of 1 per cent between the time the shareholders vote and eventual closing if the GE stock increases during that time period.

We plan to file with the regulatory, for regulatory approvals by mid November, expect to get clearance, and we will begin that process in an orderly way. So we are very excited about the transaction. We think it is great for both companies and very pleased about opening up this step in the future of GE.

I will make six points that I think really frame why GE really looked at this transaction, why we are doing this deal, and it really fits in every way, I think, with how we view the future of health care and where we see future trends going.

The first thing is it really creates a very broad diagnostics company. It really combines imaging and diagnostic pharmaceuticals and information technology and biosciences together, which really is one of the most fertile areas of health care today. It creates a group of technology- and service-based health care companies that represents pro forma revenue in 2003 of $13 billion, a very formidable and well financed competitor in this industry.

It accelerates the trend to what we call “personalised medicine” and molecular imaging, which is really a trend that has been going on over the last five or ten years, which is the proximity, the closeness, between diagnostic imaging and pharmaceutical therapy and treatment that we think is one of the really important trends in the future of health care.

It expands the addressable market for both companies. It takes GE into the pharmaceutical channel. The global distribution — we will have about 15,000 global sales and marketing people, so it really opens up new channels.

We think it is great for the GE investors. There is about $500 million of synergy available here and we think it is very attractive for GE investors. It will be a penny--share accretion by ’05, so very strong for our future growth, and we really believe it enhances GE’s financial flexibility for the future.

So on those six points we think it really adds value and positions GE very well for the future. Our business today is about $10 billion of revenue globally. We have approximately 18 per cent operating profits. So it is a fast growth, high margin, global medical business. The core of what we do is in diagnostic imaging, which is the MR/CT scanners and the like, where we have number one global market share around the world.

We have a great services franchise, which is also growing, that helps our customers be more productive. We started health care information technology in 1998 and it will be in excess of $2 billion, and all the time kind of following a market back strategy, which is to look at the big trends, and some of the trends have been great improvements in imaging, and we have been the leader there.

There have been trends about the need for better provider quality and productivity, and that is where information technology comes in, and I think the trend that we are following today is really the one towards molecular medicine, personalised medicine, which is this merger really between imaging technologies and the way that future therapies are going to be developed, and we think this puts us in the leadership position.

Amersham is a company that we have looked at for a number of years, admired. We created a relationship with Amersham in the late 1990s. We think it really — the pieces fit in this vision for personalised medicine of the future. The radiological pharmaceutical piece is a natural fit with our diagnostic imaging business, but we are equally excited about the biosciences business within Amersham, which is the discovery systems and the protein separations, which we also believe represents a great platform for future growth, and we are very committed to both of these parts of Amersham in terms of how we grow in the future.

They bring $2.7 billion of revenue, growing at 10 per cent plus a year, and we think a very great fit for our business. So in total what we really offer today in really one of the most fertile areas of the health care industry is an imaging business, an information business, a life sciences business, a diagnostic pharmaceutical business, which in every way fits with our clinicians and customers’ desires to be able do better therapy and provide better clinical value for their customers. So that is tremendously exciting.

Today the businesses themselves are profitable and growing quickly and if nothing changes at all, we think we can get accretion and good synergies. But the real vision is really how these businesses play together in the future, and the combination of GE Medical Systems and

Amersham really bring this diagnostic imaging and life sciences together in a very powerful way.

I think, in terms of what it really does for clinicians, it gives them the ability to see disease and be able to prevent it, to diagnose earlier, to better match therapies selection and delivery and really to monitor how the efficacy of those therapies are being — and how they are working with the patient. So for cancer, for Alzheimer’s, for a series of diseases like that, this marriage really does improve the way clinicians can do health care in the future, and that is something we have always believed in in GE, that it was important to lead big trends.

When you look at the company again, it is going to be roughly $13 billion on a pro forma revenue basis: $8 billion in diagnostic imaging and services, roughly $2.5 billion in health care information technology and $2.7 billion in diagnostic pharmaceuticals and biosciences. Very profitable, good inherent growth rates, and we feel good about how that business is structured.

One of the other elements is to get the best leadership team possible to really take this investment and make it work in the future. I am happy to have Bill Castell as the first leader of our health care technologies business, based in London. Bill will also, once we complete, will join the GE board of directors. I think it is really critical that we have the best leadership team in the world, and the combination of the GE leadership team, led by Joe Hogan, and the successful GEMS business with the great Amersham team, we think it going to have the industry’s most formidable team to pull this vision together, to get the synergies, to really work on future technologies, and I could not be any more excited about how this business fits together.

The synergies will come in two places. As I said, there is about a $13 billion revenue base. We are counting on revenue synergies of roughly 3 per cent. That is going to come in a couple of places. That is going to come by better utilising distribution, being able to sell GE products in the pharmaceutical channel, really working together around the world. Amersham is big in Japan. I think they can help our growth there. We are bigger in China. I think we can help there. We are both big in the United States, in Europe, where we think there will be some additional synergies.

GE is very good in the service arena, so we think by taking our service capability to the 26,000 unit installed base in life sciences we can help dramatically there, and we think this will accelerate new product development as well.

On the cost side we are looking to take about 3 per cent of the combined cost base out. This is going to take place really and mainly in general and admin costs, where it is most sensible. We will get joint capability in sourcing. We think that we will be able to use facilities together and be able to look for synergies there. So those are all pretty straightforward.

We think from a technology standpoint and from a sales standpoint this is really about growth, and we do not see many synergies in those two areas. We think we will continue to add on both. Both Bill and I have done a lot of deals in the health care industry. We know how to get the synergies at 3 per cent level on both revenue and cost is pretty reasonable and something we think we can really do and make happen.

It has got an exchange ratio in terms of being an equity or share base deal. It is protected by what is called a collar, which is very common in terms of how equity deals are done. The exchange ratio set today is expressed by GE share price expressed in pounds. The Amersham shareholders will receive 800 pence as part of the consideration.

That price is protected up until a decline in the GE share price of 21.6 per cent. The Amersham shareholders could also get an upside between when the deal closes or when they vote in the close, which is about a 6 week time period in the UK. If the GE share price goes up during that time period, they would get the first 1 per cent. So it is an equity deal. It is something we have done in the past using GE stock. It represents roughly 3 per cent of GE’s overall equities. So it is something we are very comfortable with and, as I said, have done in the past.

Just to reiterate, six points of what this does. It really opens up a new chapter in health care. The combination of Amersham assets and GE assets we think positions very well for the future. It creates a combined business of fast growth/high margin technology in service base businesses that have a running rate today of about $13 billion. It accelerates the development of personalised medicine, molecular imaging, in a way that nobody else can accomplish. It expands both of our customer bases appreciably on a global basis.

It performs for the GE investors. It gives a penny at accretion by 2005 based on pretty well thought out synergies and really it enhances GE overall. What we like about GE is being able to combine vision with resources to make business happen and we think that this combination is very exciting in every way.

It is my pleasure to join Bill as a partner and help make this vision a reality and have Bill maybe share some thoughts as well, in terms of what this means from an Amersham stand point.

SIR WILLIAM CASTELL: Thank you. Just draw from some of the words that Jeff has used. He has talked a lot about vision. He used the word combination. He touched on culture. In my experience, when you have a business combination, which this is, Amersham is being acquired, it is being acquired to combine our assets.

If you have a business combination, then you have to have the same vision. If you have differential visions, you are not going to get the value out of the combination and you have to have the same culture within an organisation.

Jeff and I have been talking for over 2 years. I was extraordinarily impressed that the new Chairman and Chief Executive Officer of GE could talk with the passion and vision and knowledge of my industry. Of course he used to run the GEMS business before he was promoted.

It is quite extraordinary, in my experience, to meet someone who has that vision and that passion and I have spent the last 2 years really getting to know the diagnostics business because the diagnostics world is going to be transformed. There will be a new chapter in medicine. It will be transformed by IT and by the understanding of genomics and proteomics.

Many of the business leaders I meet are talking about today’s technology, very few are talking about tomorrow’s. What this business combination does is it gives us a leadership position in today’s diagnostics, but it ensures that we have tomorrow’s diagnostics as well. When you are considering this for the Amersham board, then there are some key things we have to consider.

We have to think about value, we have to think about employees and we have to think about customers. The value is a good value for Amersham. The employees will have great opportunities. I am extraordinarily impressed by what GE has in terms of career opportunities, how they move their teams around the world, how they train them for the bigger jobs. For our customers, I think, there really is a new chance for them to be agitated with excitement about their expectation about what we can deliver in a new world of personalised medicine.

Let me then reflect briefly on Amersham. I joined Amersham in 1989. I had the privilege of leading a small technologically based company and we spent, we spent the last 14 years pursuing a vision, initially of enabling molecular medicine. That vision was very much about pursuing competences and footprint around the world.

Medi-Physics was getting a footprint in the US market, USB was about getting the competence to be an automatic genetic sequencing. Nihon Medi-Physics was about being big in Japan. Pharmacia Biotech and Nycomed were about gaining a leadership position in the Invivo imaging and gaining leadership position in the understanding of proteins and in having a capacity in instrumentation.

We added molecular dynamics and that gave us a good position in terms of genetic sequencing. We bought out Pharmacia and that gave us the ability to combine all our technologies. In the last 18 months I have had the real thrill of bringing all of our scientists together and seeing how they integrate their technologies to new products.

Today’s innovation is about the integration of new technologies. What we achieved in this evolution of our company, we achieved ourselves leadership in certain markets. We have built a combination of cultures around the world that has taught us how to celebrate different cultures and different approaches to business, but nevertheless incorporate them in a global business.

We have penetrated key markets and customers around the world. USA first and then Japan and Europe was a home market, but now we are hard on the heels of what is happening in China. We have had excellence in terms of scientific collaborations.

We have always tried to be at the forefront of technology development. We have had strong innovative capability, which is delivering great cash flows, free cash flows, which are currently funding our R&D.

We have delivered a good science and a good profit, 21 per cent CAGR over the last 4 to 5 years. We have been doing all of this to do one thing, to take the vision of molecular medicine forward and that vision has been transformed. It developed into the vision of personalised medicine, that we could actually start to better tailor therapies and diagnosis for patients.

If you look at personalised medicine as we talk about it, we talk about predicting disease because of your genetic predisposition. We talk about finding disease early, finding the cancer when it is just 2 mm in length, before it is a great mass in the stomach. Developing the technologies that give us early detection.

Profiling that cancer to make sure it is going to respond to the right therapeutic approach. If you look at advance clinical trials in Europe and USA today, cancer patients are routinely being profiled based on their genetic variation as to whether they will respond to a therapeutic approach or not.

We can better treat patients by finding out whether the drug is going to be safe for them or not, based on their profiling of their enzymes and of their genetic variation and we can better track disease using the advanced imaging techniques that are available today.

The world of personalised medicine is rapidly developing. It represents, as far as I am concerned, a new chapter in medicine. Why then, if you got such a great company, would you combine with another company? Why would you lose your identity?

For us we were searching for the route to find the scale that would give us the opportunity for embracing what was a dramatically larger vision. A dramatically larger vision that came out of molecular medicine and moved into personalised medicine. For GEMS, as far as we are concerned, if we add Amersham and GEMS, where Amersham has good technologies, it has a good culture for innovation, GEMS has complementary technologies. It has great distribution and a great brand.

I actually believe that that is the way in which we make certain that we are at the front, in the engine, delivering the new personalised medicine. Not in the guard’s van, watching others get to this market, which is going to be truly exciting both for the capitalist but more importantly for the customer. We think this deal represents good value for Amersham shareholders, good value for our shareholders and good value for our customers. And so in conclusion, if you look at our complementary capabilities, we have a business combination here of unique competences. There is no overlap in our product group.

But by bringing the two groups together and integrating them properly, just as we have done with many other mergers over the last 14 years, I am confident that we can do a lot for our customer base and we are going to get there by adding a new dimension of diagnostic medicine. And diagnostic medicine will be the main profit opportunity, the main growth sector, but also, more importantly, the place for innovation for the customers around the world.

I just had a rigorous time with my friend, Jeff, in negotiation. He was kind enough to fly to the United Kingdom because I had a kidney stone. I had a kidney stone operation. It was invasive. It was totally aided by imaging and I got out of bed 12 hours later, went back to work. My wife screamed at me and said you have to give up work for 2 days, you should have 2 weeks off. So I had to go away and take 2 days holiday, she was so cross with me. But I have to say this was a real example that, as you get older, you can really benefit from great imaging. I had great imaging, a great physician. This is a great merger and we are giving great value to our shareholders.

Thank you very much. I am looking forward to working for that man.

JEFF IMMELT: We will take some questions, maybe go down here and wander around. I would be happy to take any questions you might have.

Q. I do not know if I have to use a microphone. Can you give me an idea what the possible job losses will be, if any, worldwide and in the UK?

JEFF IMMELT: I think we are pretty premature in the stages there, we have identified about $300 million of potential cost out synergies that will be across a wide variety of different things from sourcing to other activities. We are going to look at the combined cost base of $10 billion, so we are going to look inside GE and Amersham.

Will there be some job loss? I am sure there will. It will primarily be in the general administrative side, but we really have not identified what that is going to mean. I think it is going to happen, you know, in various places around the world.

SIR WILLIAM CASTELL: Let me just add to that fact this is a growth business. In all the mergers we have done, we have gone immediately for the efficiencies, but if you look at the population employed in all our mergers, they have all gone up, they have gone up because we have a growth business.

We are going to get more efficient. I am convinced that in 5 years time we are going to be employing more people in this area because we are going to have a successful business.

JEFF IMMELT: That is our experience as well.

Q. Did you at any time talk to Siemens as well?

24 SIR WILLIAM CASTELL: We had talks with everyone in the industry. So I have been making sure who has the vision and who has not. There are a number of people out there who have a similar vision and I think if you look at the analyst presentations from Siemens and Roche, you will find that they have a similar vision.

It is nice when other people have your vision, but it is also nice to be the first to grasp the opportunity and that is why I am excited by what we are announcing today.

Q. Bill, you are saying no overlap, which I totally agree with. What is missing, what do you want to add to the business as you go further on down the road?

JEFF IMMELT: You have to kind of take these things a step at a time. I have done Vivendi on Wednesday and Amersham on Friday. My CFO wants me to take a little break here.

I think we are now in a space in medicine broadly defined diagnostics, where it is very fertile with respect to change and with respect to where the industry is going to go.

I would say, you know, we never count on doing additional acquisitions. I always focus on organic growth as being the strategy and we are in a business now that we can grow organically.

This is a four trillion dollar industry, a global health care industry and I would be disappointed if, at some point in the future, we are not thinking of new things that fit in the strategy with respect to where we can grow next. Yes sir?

Q. Peter Connolly from The Express. What is going to happen to the Amersham headquarters and how many of Amersham’s senior management will transfer into the new business and will any of them have to go as part of the merger?

JEFF IMMELT: You know, again, I think we believe very much in people. We believe very much in talent and people. I think the fact that Bill is going to stay and lead this business is great testimony to that. I think for most people in Amersham, for the people that are good, that are focused, that are out there winning, this is going to be, offer new opportunities for their career and it will flourish.

I think Amersham will continue to have a big presence here and particularly a big presence as it pertains to where the future of this technology is going to go.

SIR WILLIAM CASTELL: If you look at my team, they are around the world. Pete Amhine leads our business in Upsala he is there today. Peter Lersha is based in the United Kingdom. He is in Norway briefing the staff there today. Andrew Carr is based in New Jersey. He is briefing our American staff today. We are a global business. Clearly we are no longer a plc, but please understand that, in my experience, if I am going to embrace the best of the cultures, I have to move around the world and work with them. They are not all centered in one location in Amersham. So we have support staff there.

But Amersham is going to remain a major part of this network. GE is paying a considerable sum, good value, for the intellectual property of our company and we see no change in the business leaders driving those businesses. And each of those businesses is an integral part of tomorrow. We see our buyer’s position as naturally delivering tomorrow’s diagnostic products.

It gives us a great foray into the pharmaceutical industry. So these are naturally part of what I call the uniquely designed competence capability as well as customer capability.

JEFF IMMELT: I would add to that that GE’s got, has about 75,000 employees in Europe. Our medical business has a very big presence here. Our medical business is led by Joe Hogan, who has worked for GE for about 20 years, has lived in Europe for 4 years.

We all have kind of grown up in a global company and we view this as being a very close, you know, pretty much familiar, if you will, familiar territory for us.

Q. Will the Amersham brand name fade out eventually?

JEFF IMMELT: It is premature to really speak to how we are going to treat that. I think Amersham has a brand that has equity, as has GE. Ultimately, I think we want to build the GE brand in this space, but Amersham has a lot of equity that we want to do in the right way. Yes sir.

Q. You said you would be filing for regulatory clearance in mid-November, without asking you to predict the outcome, what topics do you expect to form the main focus of the discussions?

JEFF IMMELT: You know, I cannot predict that either, to be honest with you. What I can tell you is that we got, we have been through the process numerous times in the last 2 years, both in Brussels and in Washington around the world. We just completed the acquisition of Instrumentarium. And we feel, you know, we will begin a very constructive dialogue and I will not predict where it goes.

Q. No ideas which topics might come up?

JEFF IMMELT: No. No again. I will leave that to the process.

Q. Given that GE Medical is so much bigger, why proposing to base the business in the UK?

JEFF IMMELT: You know I think it is important for all of us to know what we do not know. In this case we invest $9.5 billion in a company that is based here, that has an R&D culture and a sales culture that is very critical with respect to how the future of the business goes. I think that Bill is uniquely positioned to help us do that. He is here. Like I said, we have got a very global operation, so we have always wanted to have one operation or begin to move headquarters in position around the world.

Really for me, we live in a global business. So it is kind of a — where something is located frequently determines what time the tele-conference starts, as much as anything else, because we are so comfortable doing business everywhere in the world. It is about people.

You never make money the day you do a deal. Never. You make money on how you operate the businesses once you do a deal. That is just plain old the way it works. We have done a lot of them. Bill has and so have I. So this one, I think, is really about getting the cultures, the talent and the skill bases put together and in many ways I think having the headquarters here is a positive for that. We still have a great GEMS business, that is going to continue to be headquartered in Milwaukee. Joe and Bill and Peter Logan and the team are going to pull this thing together.

Q. Brett from the Daily Mail. Are any of you concerned about the possibility or thought about the possibility of a counter bid for Amersham?

JEFF IMMELT: Again I rule out nothing. You know, we are ready for whatever happens but my view is that we have actually spent a lot of time thinking about this. We have a vision, we have a strategy, we have synergies that are based on that. We have got a philosophy and ultimately we think that is what is going to make us work. I’ll let Bill comment.

SIR WILLIAM CASTELL: This is good value. It is a common strategy and a common vision and therefore I feel that I can deal with all stakeholders. It may be, I am not going to speculate. It maybe somebody else’s interest out there, but it is very nice to look after your stakeholders in totality and we can look after our customers and our employees with this and that is extraordinarily important.

I do not have any issue facing my employees in Amersham about this. I am thrilled and excited for them. I have worked hard for 14 years to build the business, I feel they have great opportunity.

Q. What share of the new entity, what share of GE, will it have in terms of (several inaudible words) can you say?

JEFF IMMELT: Again, if you look at it today, GE is about 130 billion — unfortunately I have to quote dollars. This will be, on a, the combined basis will be roughly 10 per cent of the total company. The profit margins and cash flow are equal to or greater than the average of the company. So this is very attractive. I would say the inherent growth rate in this business is above the company average.

So, in every way, when I think about the strategy of our company, I always think about driving five things. We want a company that has really got technical excellence. We want a company that really believes in services as ways to support our customers and drive growth. We want a company that is always customer and market facing, that has a real advantage there. We want a global company, because I think that is critical. The fifth thing is we want to always be reallocating resources to faster growth and higher return businesses.

So, this is kind of right in the middle of the strategic principles of how I am leading the total company with respect to how this business fits and how we look at the future.

Q. Can I ask Sir William, you have achieved (inaudible) you have had that all the time, what is (several inaudible words). Could you explain what is the most important thing which has driven (several inaudible words)?

SIR WILLIAM CASTELL: I think you would not divide the 85 by 5.14 to get the comparable. The best way to do this is a privatisation of 45 million cap. It is 6 billion capped to date. Half the shares went with Nycomed. So it is 45 million to 3 billion give you your mountable, okay if that is being driven by excellence in technology, which we have been able to exploit on a global basis.

The global basis was done by merging or acquiring other companies, not trying to grow individually in each market place. I have done that before. I came to Amersham and I spent too long trying to build a sales force, putting the working capital and the profit into new distribution capabilities.

Do not be too proud and think you have to own the world. Go out and share the world market with others and that is how we developed our business.

JEFF IMMELT: With that kind of return, that is how you go from being Bill Castell to Sir William. It gives us all something to aspire to.

Q. One more quick question for you. How many people does Amersham now employ in the UK?

SIR WILLIAM CASTELL: 2,500. We have 3,900 in the States. We turn I think $1.6 billion in the States now. It is by far the largest market. 49 per cent of our sales there.

Q. The discovery systems (several inaudible words) very well, do you have any ideas (several inaudible words)?

JEFF IMMELT: I think it is already in track to a certain extent. I think the Amersham team has restructured it and re-focused it and I think it is in pretty good shape right now.

But you know I like the business, to be honest with you. I think it has lots of potential and it fits in the total strategy. You know, when you look at life sciences today arguably an MR scanner is actually part of the life sciences as well today, with respect to how drug discoveries, it is going to work and go. It was one of the things that made Amersham more attractive to me.

You know, we, at our essence we are business growers. In other words, it is very rare for me to be standing in front of you talking about an acquisition certainly of this size. That’s not, we basically are all about running businesses, directing them, fixing them, making them better constantly and I like that. I like this aspect of the company. So I think we look at both the drug discovery, you know, the whole Bioscience piece being a raw opportunity for future growth.

SIR WILLIAM CASTELL: I am going to make one addition. We have a great biological competence. We are not great at instrumentation in our discovery systems business; it is not robust enough. So to get the engineering skills of GE is great. I need Joe’s imagination. We have a great piece of kit called the insulanalyser. It can look at living cells in real time and look at the DNA in each of those cells. I need him to tell me what he thinks is the growth market and how we take it through.

We can actually do something I dreamt about in 1980, which is to look at living cells and see how an individual drug impacts on a living cell. When I first started developing Interferon, I needed that because we did clinical trials in every possible cancer before we found one we could work in. If we can do those clinical trials in living cells in real time before we get to the cancer patient, that is really where I want to go, and Joe over there is going to help me because I need to move the imagination of my colleagues into the larger markets. He has the larger market, we have the innovation. He is coming straight to Sloan Kettering next week if we can get there together.

Q. From GE’s point of view, you have made this acquisition in a fairly high growth business area. Can we expect GE to exit some of its lower growth businesses over the next few years?

JEFF IMMELT: I think the benefit I’ve got, I’ve got all the businesses we have are generating strong cash flow. I do not really have businesses that are burning platforms per se or things that I have to do. We tend to look at each one situationally, but I think what you can take from us today is this is the way we are moving the company, pretty aggressively, and when you put this in context of the things we have done this week, we have – between NBC, Universal and Amersham we have added to the high growth, high return industrial part of the company in a very profound way in the last week, and that is the direction we are going to continue to go.

Q. Can I just check one thing? The $13 billion sales, does that include Instrumentarium?

JEFF IMMELT: Yes, and it is a pro forma based on Instrumentarium plus Amersham current run rates for ’03.

Q. From the UK political point of view, is your story basically the success story of privatisation?

SIR WILLIAM CASTELL: I think yes. I mean Amersham was part of the Atomic Energy Agency and in those days the finest scientists in the world went into the Civil Service. It was Civil Service. It was full privatisation in ’82 and the loyalty and the quality of the science in Amersham is truly extraordinary. So it is a successful privatisation.

When I arrived there, I just felt that they should understand intellectual property, understand a brand. Nothing was branded, nothing was patented, and it was not that difficult to start to improve the margins by just doing basic things in life. A great story, great people.

JEFF IMMELT: More questions? Yes, right there.

Q. Do you think some of the UK shareholders will be disappointed to have ended up with American paper?

JEFF IMMELT: I almost have to answer that one. It makes me feel — I think GE is the most liquid stock in the world. This represents about 3 per cent of our total equity, so it is a fairly reasonable range, and my hope is that many look at this and say what a great opportunity to be a GE shareholder, and those that do that, they will have a great performance on our stock but for those that want to cash it, it is as good as cash. I think that is the way to think about the offer.

Q. Marconi (inaudible). Just to recap then, the new company will be ten per cent of GE revenues, 3 per cent of the equity and how much in terms of profits?

23 JEFF IMMELT: Again, the profitability of this business probably exceeds the average profitability. So it will be somewhere slightly above probably ten per cent when it is all put together. Yes? Any more questions?

Well, thank you very much for coming this morning. It is an exciting day and thank you for attending.

SIR WILLIAM CASTELL: Thank you all. Great to see you.

This transcript contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of GE resulting from and following the acquisition. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the acquisition, GE’s ability to successfully combine the businesses of GE Medical Systems and Amersham and to realize expected synergies from the acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces. More detailed information about certain of these factors is contained in GE’s and Amersham’s filings with the SEC. Neither GE nor Amersham undertakes any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors

The foregoing does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. If and when General Electric commences its acquisition for Amersham securities and the acquisition is implemented by way of a UK scheme of arrangement, any securities to be issued pursuant to the scheme of arrangement will not be registered under the Securities Act of 1933 but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof and Amersham will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when General Electric and General Electric Investments commence their acquisition for Amersham securities and the acquisition is implemented by way of an offer rather than a scheme of arrangement, General Electric will file a registration statement relating to the offer with the SEC. If General Electric files a registration statement with the SEC, it will contain a prospectus and other documents relating to the offer. Such prospectus and other documents will contain important information about General Electric, General Electric Investments, Amersham, the offer and related matters. Holders of Amersham securities who are US persons or who are located in the United States are urged to read such prospectus (if any) and other documents that would form part of such registration statement if and when it becomes available before they make any decision with respect to the offer. Holders of Amersham securities should also read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Amersham relating to the offer. Such prospectus and any other relevant documents filed by General Electric and Amersham with the SEC will be available free of charge at the SEC’s web site at www.sec.gov and from General Electric. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at +1 800 732 0330.